

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2013

<u>Via Facsimile</u>
Phillip G. Norton
Chairman of the Board, President
   and Chief Executive Officer
*e*Plus inc.
13595 Dulles Technology Drive
Herndon, VA 20171-3413

   Re: *e***Plus inc.**
      Form 10-K for Fiscal Year Ended March 31, 2011
      Filed June 10, 2011
      Form 10-K for Fiscal Year Ended March 31, 2012
      Filed June 14, 2012
      Form 10-Q for Fiscal Quarter Ended December 31, 2012
      Filed February 8, 2013
      File No. 001-34167

Dear Mr. Norton:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosures in filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Stephen G. Krikorian

         Stephen G. Krikorian
         Accounting Branch Chief